Filed by Cowen Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: LaBranche & Co Inc.

Presentation to ISS on the Proposed Combination of Cowen Group, Inc. and LaBranche & Co Inc. May 25, 2011 CONFIDENTIAL

 Disclaimer - Important Information For Investors And Stockholders CONFIDENTIAL This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction involving Cowen Group, Inc. (“Cowen”) and LaBranche & Co Inc. (“LaBranche”), Cowen has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of Cowen and LaBranche and that also constitutes a prospectus of Cowen. Cowen and LaBranche have each mailed the final joint proxy statement/prospectus to its respective stockholders. Investors and security holders are urged to read these documents and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Cowen, LaBranche and the proposed transaction. Investors and security holders may obtain these documents (including the joint proxy statement/prospectus and any other documents filed by Cowen or LaBranche with the SEC) free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by Cowen may be obtained free of charge by directing such request to: Investor Relations, Cowen Group, Inc., 599 Lexington Avenue, New York, NY 10022 or from Cowen’s Investor Relations page on its corporate website at www.cowen.com and the documents filed with the SEC by LaBranche be obtained free of charge by directing such request to: Investor Relations, LaBranche & Co, 33 Whitehall Street, New York, NY 10004 or from LaBranche’s Investor Relations page on its corporate website at www.labranche.com The directors, executive officers, and certain other members of management and employees of each of Cowen and LaBranche may be deemed to be participants in the solicitation of proxies in favor of the proposed transactions from the stockholders of Cowen and from the stockholders of LaBranche, respectively. Information about the executive officers and directors of Cowen is set forth in Cowen’s 2010 Form 10-K/A, which was filed with the SEC on May 2, 2011 and information about the executive officers and directors of LaBranche is set forth in LaBranche’s 2010 Form 10-K/A, which was filed with the SEC on April 29, 2011.

 Cautionary Notice Regarding Forward-Looking Statements CONFIDENTIAL This presentation contains a number of forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect LaBranche’s and Cowen’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Consequently, all forward-looking statements made in this presentation are qualified by those risks, uncertainties and other factors. These factors include, but are not limited to, (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement; (2) the outcome of any legal proceedings that have been or may be instituted against LaBranche, Cowen or others following announcement of the proposed transaction; (3) the inability to complete the proposed transaction due to the failure to obtain the required stockholder approvals; (4) the inability to obtain necessary regulatory approvals required to complete the proposed transaction; (5) the risk that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the announcement and consummation of the proposed transaction; (6) the ability to recognize the anticipated benefits of the combination of LaBranche and Cowen, including potential cost savings; and (7) the possibility that LaBranche or Cowen may be adversely affected by other economic, business, and/or competitive factors. Additional information concerning these and other risk factors is contained in the joint proxy statement/prospectus, as well as Cowen’s and LaBranche’s most recently filed Annual Reports on Form 10-K and Form 10-K/A, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, as such filings may be amended from time to time. Except for the ongoing obligations of Cowen and LaBranche to disclose material information under the federal securities laws, neither Cowen nor LaBranche undertakes any obligation to release any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required by law. Actual results may differ materially and reported results should not be considered an indication of future performance.

Transaction Highlights Exchange Ratio Fixed Ratio of 0.9980 COWN Class A Common Stock for each share of LAB Common Stock Implied 16% premium LAB closing price on 2/16/11 Ownership 64.9% Cowen / 35.1% LaBranche 66.2% Cowen / 33.8% LaBranche (fully diluted) Accretion Expected to be accretive in 2012 Expense Synergies Expected $15 million in expense reductions in the first year by combining headquarters and eliminating duplicative operations Board of Directors 6 Cowen Directors / 2 LaBranche Directors (Michael LaBranche and Wendy Dietze) Peter A. Cohen, Chairman Management Team Peter A. Cohen, Chairman and Chief Executive Officer Jeffrey M. Solomon, Chief Operating Officer and Head of Investment Banking Thomas W. Strauss, Chief Executive Officer and President of Ramius Morgan B. Stark, Chairman of Ramius Alternative Investments and Head of Macro Trading Strategy Michael Boxer, Head of Real Estate John O’Donoghue, Head of Equities Barry Tarasoff, Director of Research Steve Lasota, Chief Financial Officer Owen Littman, General Counsel John Holmes, Chief Administrative Officer Company Name Cowen Group, Inc. Headquarters New York, New York Transaction Close Expected late second quarter or early third quarter of 2011 A Compelling Strategic Combination to Create Shareholder Value CONFIDENTIAL 1

Compelling Strategic Combination for LaBranche and Cowen Shareholders LaBranche’s Technology Accelerates Cowen’s Well-Positioned, Sector-Focused Sales and Trading Business LaBranche’s technology, which has little use to Labranche on a stand alone basis, bolsters Cowen’s move into the growth area of electronic trading – an important strategic focus for Cowen. Cowen expects to utilize LaBranche’s proprietary IT and trading systems technology for its existing equity and derivatives sales and trading businesses The combination pairs LaBranche’s technology with Cowen’s fundamental research product and distribution network in a way that is expected to make both platforms more profitable LaBranche’s Hong Kong Licenses extend Cowen’s Capital Markets Footprint in China Expands Cowen’s capital markets activities in Asia by leveraging LaBranche’s licenses and Hong Kong Exchange membership Provides increased access to high-growth Chinese economy, building on Cowen’s active financing business to China-domiciled companies, following its acquisition of China-based Latitude in 2008 LaBranche’s Capital will benefit from Cowen’s Long Track Record of Investing the Firm’s Capital Profitably The pro forma combined stockholders’ equity of the combined entity is expected to be ~$650 million A significant portion of LaBranche’s excess capital base will be invested by Ramius investment management professionals similar to Cowen’s capital base and is expected to earn risk-adjusted returns in excess of LaBranche’s current returns LaBranche’s excess capital can also be deployed by Cowen to generate attractive risk-adjusted returns via strategic and opportunistic investments in new businesses and professionals across the organization LaBranche and Cowen Shareholders Both Benefit from Strong Platform for Future Growth Merger creates a diversified business with complementary product offerings able to service the needs of corporate and institutional clients Results in well-capitalized company with ability to respond to industry developments, address evolving client needs and pursue strategic acquisitions Managed by results-oriented senior management team with significant experience in transition management CONFIDENTIAL 2

CONFIDENTIAL About the Company 3

 Company Overview A public company traded on NYSE (ticker LAB) LaBranche was established in 1924 as one of NYSE’s first specialist institutions; expanded over 85 years to cover a global suite of financial products LaBranche is based in New York with satellite offices in London and Hong Kong Recently sold NYSE specialist business to focus on three core product groups: Global exchange-traded funds (ETFs) Foreign exchange (FX) derivatives Listed equity options LaBranche has made significant investments in its proprietary software platform: Trading and order management systems (OMS) Portfolio risk management platform Pricing and analytical tools Electronic market-making algorithms Firmwide management information and reporting systems CONFIDENTIAL 4

 Company Overview (Cont’d) Market Making Activities LABRANCHE (NYSE: LAB) Proprietary Technology CONFIDENTIAL Additional Opportunities Global ETF platform With professionals in New York, London and Hong Kong, LaBranche provides global coverage and liquidity in a comprehensive set of ETF products world-wide FX option market making Similarly, with professionals in New York and London, LaBranche provides liquidity in a diverse range of FX products to financial institutions world-wide Listed options Internally-developed risk management platform ETF and FX analytical tools Proprietary Order Management System (OMS) International Securities Exchange market making algorithm Multi-million $ investment in technology development Hong Kong exchange membership, which will allow Cowen to underwrite HK-listed offerings Senior expertise Michael LaBranche and Chip Burke will join Cowen Michael LaBranche and Wendy Dietze to join Cowen’s Board of Directors Strong balance sheet includes net liquid assets of approximately $185 million as of March 31, 2011 5

CONFIDENTIAL Background and LaBranche Board Consideration About Merger 6

 Historical Background Leading Up to Proposed Merger LaBranche historically operated as a cash equity specialist of the NYSE Until 2002, almost all of Company’s revenues and profits were generated by its specialist business Starting around that time, LaBranche’s cash equity specialist business profitability was adversely impacted by: Increase in stock traded on multiple exchanges and electronically Declining trading volumes and declining volatility of stock prices Increased program trading Decimalization of stock prices Changes to the market structure of the NYSE LaBranche accordingly sought to diversify its businesses by expanding into specialist and market-making businesses in options and ETFs, both in the US and internationally By 2007, LaBranche was generating more revenue from its options and ETF market-making activities than its NYSE cash equity specialist business Starting in mid-2007, LaBranche’s Board engaged an advisory and strategic consultant to conduct a review of strategic alternatives including potential merger/acquisition candidates The Board did not receive any interest in mergers/acquisitions/sales at a level that the Board believed was adequate The Board continued to seek strategic solutions to the declining returns of its core specialist operations CONFIDENTIAL 7

 Historical Background Leading Up to Proposed Merger, Continued In 2009 LaBranche entered into discussions with Barclays about the sale of its cash equities specialist business and consummated the transaction in early 2010, while retaining its non-cash derivatives operations LaBranche experienced declining profit margins in its remaining derivatives business due to market structures changes, increased compliance initiatives and unprofitable legacy and new trading positions, resulting in net losses recorded in 2009 and 2010 As a result of significant non-cash write-offs of intangible assets associated with its specialist operations and, to a lesser degree, operating net losses recorded in recent years, LaBranche’s stockholders’ equity declined from $928 million at year end 2001 to $201 million at March 31, 2011. LaBranche’s tangible equity, excluding preferred shares, increased from ($53) million at year end 2001 to $201 million at March 31, 2011. During this period, LaBranche repurchased more than $500 million of indebtedness, approximately $90 million of its outstanding common stock and $100 million of preferred stock LaBranche’s Board and management continued to explore available strategic alternatives and was approached by Cowen in September 2010 to discuss a potential strategic relationship, which led to the proposed merger The Board agreed that meeting with Cowen management was in the interest of shareholders, while continuing to seek strategic alternatives CONFIDENTIAL 8

 Primary Reasons LaBranche’s Board Approved Merger with Cowen Group Synergies exist between LaBranche’s and Cowen’s current businesses that make strong economic sense To date, no third parties have approached LaBranche offering to enter into a strategic relationship with LaBranche on terms more favorable than those offered by Cowen LaBranche has been pursuing strategic alternatives since mid-2007 Without consummation of the merger, LaBranche would be forced to continue to operate with public company costs and other expenses and overhead supported by greatly reduced operating businesses. LaBranche may have to make a decision to either return what money it could in a profitable period or make the decision to enter entirely new businesses, since its legacy business have deteriorated. The proposed merger provides LaBranche with the ability to enter into such new businesses LaBranche’s investment in trading technology can be utilized by Cowen and combined with LaBranche’s ongoing trading operations, increases its effectiveness and utilizes it excess capacity Past and future technology developments will be leveragable and utilized over a larger enterprise framework, providing more value for the investment in technology LaBranche, as a stand-alone entity, would face significant public company costs and run-off costs of approximately $10 million per year, certain litigation claims, the loss of certain tax benefits and difficulty attracting and retaining talent LaBranche’s recent operating losses, its prospects for growth, and information concerning the recent and past price performance of LaBranche’s stock, result in the proposed merger providing the best available scenario for stock price improvement for LaBranche’s stockholders CONFIDENTIAL 9

 Primary Reasons LaBranche’s Board Approved Merger with Cowen Group, Continued Shareholders of the combined company will participate in the expected enhanced competitive and financial position and increased diversity of the combined entity The operating income synergies expected to be achieved in the combined entity may allow for a faster use of LaBranche’s net operating losses to offset taxes on future income (such NOLs would be worthless in a LaBranche run-off or liquidation scenario) LaBranche’s Board has the right to change its recommendation in favor of the merger upon receipt of a superior proposal; to date no such proposal has come forth Blended risk on capital employed would likely be lower for the LaBranche capital base due to combined business lines resulting from the merger as well as activities Cowen is undertaking to broaden its existing businesses The financial analyses and fairness opinion presented by KBW to the LaBranche Board supports the Board’s decision The recommendation is also based on the LaBranche Board’s and management’s due diligence performed and knowledge of Cowen’s business, operations, financial condition, earnings and prospects and their management In conclusion, LaBranche’s Board estimates that the merger would result in greater value to LaBranche’s shareholders than the expected value that could be generated from any other strategic alternative available to LaBranche CONFIDENTIAL 10

 Summary of LaBranche Alternative Liquidation Scenario Risks In liquidation, LaBranche would have greatly diminished revenue/income potentially resulting in no taxable income to monetize tax NOLs. Effectively, a liquidation would cause LaBranche to abandon some or all of its DTAs Similarly, investments in technology, Europe and Asia would likely have little marketable value if the trading operations were ceased The actual costs of liquidation would likely erode the capital available to shareholders due to costs associated with potential litigation, run-off costs, public company costs, long-term leases, ongoing overhead, etc. Additionally, LaBranche may need to accelerate certain future costs in order to fully liquidate in order to be compliant with record retention laws, tax filing rules, exit long term leases and contracts and other wind up costs, thus causing accelerated erosion to the capital base As part of a plan of liquidation, LaBranche may not be able to distribute certain assets to shareholders until litigation matters are resolved, thus tying up capital for indefinite period of time CONFIDENTIAL 11

LaBranche & Co. Inc.
COWEN GROUP

Sensitivity Analysis of LaBranche Profitability as a Stand-alone Entity Versus in a Cowen Merger

Scenario Analysis: LaBranche Stand-alone vs. Cowen Merger

($ in thousands)

LaBranche Stand-alone	Year 1			Year 2		
	Scen 1	Scen 2	Scen 3	Scen 1	Scen 2	Scen 3
Estimated Op Revenues	$ 15,000	$ 10,000	$ 5,000	$ 15,000	$ 10,000	$ 5,000
Expenses (1)	$ 20,428	$ 20,428	$ 20,428	$ 14,420	$ 14,420	$ 14,420
Profit	$ (5,428)	$ (10,428)	$ (15,428)	$ 580	$ (4,420)	$ (9,420)

Cowen Merger	Year 1			Year 2		
	Scen 1	Scen 2	Scen 3	Scen 1	Scen 2	Scen 3
Estimated Op Revenues	$ 15,000	$ 10,000	$ 5,000	$ 15,000	$ 10,000	$ 5,000
Investment Income (2)	$ 12,000	$ 12,000	$ 12,000	$ 13,440	$ 13,440	$ 13,440
Expenses (3)	$ 16,436	$ 16,436	$ 16,436	$ 11,436	$ 11,436	$ 11,436
Profit	$ 10,564	$ 5,564	$ 564	$ 17,004	$ 12,004	$ 7,004

(1) Assumes LaBranche achieves a blended run rate in Year 1 between current operating expense run rate of $26.4mm and targeted annual run rate of $14.4mm; and achieves reduced expense target of $14.4mm in Year 2.

(2) Assumes Cowen will achieve a 12% annual return on $100mm of investable LaBranche capital in a merger scenario. This annual return compares to Cowen's historical CAGR of 17.3% from 1999 to 3/31/11. Past performance is not necessarily indicative of future results

(3) Assumes that Cowen achieves $10mm of expense synergies in Year 1 and full $15mm expense synergies in Year 2.

CONFIDENTIAL
12

 Labranche’s Net Operating Loss CONFIDENTIAL 13 Cowen, as acquirer, would be able to utilize LaBranche's NOL, subject to future profitability and IRS Section 382 limitations, carried forward for 20 years In liquidation, LaBranche would have greatly diminished revenue/income potentially resulting in no taxable income to monetize tax NOLs. Effectively, a liquidation would cause LaBranche to abandon some, or all, of its deferred tax assets * In accordance with US GAAP, LaBranche took a valuation allowance against its deferred tax asset in 4Q, 2010, as a result of its past performance. As currently structured, LaBranche does not anticipate the ability to utilize these tax benefits. LaBranche’s Net Operating Loss (as of March 31, 2011) LaBranche Net Operating Loss 106,000,000 $ Deferred Tax Asset 44,000,000 $ Deferred Tax Asset Valuation Allowance* (44,000,000) $ Net Deferred Tax Asset - $

CONFIDENTIAL About the Company 14

 Company Strengths Research-driven investment bank positioned for success following an operating turnaround Focused on the underserved needs of emerging-growth clients in the United States and China Alternative investment management platform poised to benefit from continued growth in investor allocations to non-traditional investment strategies Tangible book value of $5.52/share at 3/31/11 with invested balance sheet expected to drive returns as a merchant bank in its investment portfolios and operating businesses Experienced senior management comprises Wall Street veterans Peter Cohen, Jeff Solomon, Tom Strauss, Morgan Stark, John O’Donoghue and Barry Tarasoff Results-oriented with 25+ years of experience managing and growing businesses and with unparalleled international experience Own a significant stake in the business, aligned with shareholders, with focus on long-term value creation CONFIDENTIAL 15

 Alternative Investments Alternative Solutions Real Estate Cowen Healthcare Royalty Partners Firm Capital ~ $460 million in equity at 3/31/11 Significant portion is invested alongside Ramius investment management clients Since 1999, Ramius has generated a gross compounded annualized return on its proprietary equity capital (ROE) of 17.3% versus the S&P 500 return of 2.4%** Research-driven, growth-oriented investment bank with full suite of advisory and capital markets execution capabilities and equity and fixed income sales across strategic industry verticals in the U.S. and China Healthcare Technology Industrials Company Overview * As of April 1, 2011 ** Returns as of 3/31/11. Past performance is not necessarily indicative of future results. Cowen Group is a client-oriented investment firm that utilizes its capital base like a merchant bank to facilitate the growth of its alternative investment management, investment banking, capital markets, sales and trading and research businesses. $9.7 billion* alternative investment manager focused on providing clients with access to differentiated public market and private investment strategies Cowen has history of successfully investing firm capital to achieve superior risk-adjusted returns and to drive the growth of its operating businesses CONFIDENTIAL 16 Alternative Energy Consumer Real Estate

 Significant Progress at Cowen and Company Since Merger with Ramius 2010 Investment Bank and Capital Markets Initiatives: Invested in new business initiatives to increase product capabilities of capital markets team Established a debt capital markets group and developed convertible origination and distribution capability, while increasing and re-focusing presence in PIPE and Registered Direct market Develop profitable banking relationships and grow our presence in our core sectors (Aerospace & Defense, Alternative Energy, Consumer, Healthcare, Industrials and Technology) by recruiting senior bankers Seeking to hire individuals with quality small to mid-cap relationships who can sell off of the Cowen platform as it is currently configured (i.e., non-bulge bracket bankers) Better align Investment Banking and Research coverage Increasing our efforts to build relationships with companies that are already covered by our research department CONFIDENTIAL 17

 Significant Progress at Cowen and Company Since Merger with Ramius 2011 Investment Banking and Capital Markets Progress: Hired three senior Health Care bankers, a new head of Consumer banking (ex-Cowen), two senior technology bankers and a senior Industrials banker New bankers generally need ~6 months to produce revenues, but Cowen is gaining momentum in investment banking and capital markets (1Q’11 revenues of $14.7MM vs $6.0MM in 1Q’10) Focus on China as part of ongoing effort to expand Asia-based platform Senior management is spending significant time broadening and developing relationships Recently hired Ken Lieberthal, Senior Fellow at Brookings Institution, to advise on China strategy; added new head of capital markets in China Since 2010 - completed 15 transactions emanating out of China including 3 transactions in 1Q’11 and 6 closed in 4Q’10 Hired a Head of Asia Capital Markets Advisory, based in Beijing as well as a Director focused on building Asia-based capital markets business To date in 2011, Cowen and Company has closed 25 investment banking and capital markets transactions Includes 18 public equity transactions; 5 as book runner Includes 3 M&A transactions Investment banking backlog (both mandated and non-mandated / “shadow”) is robust; Cowen gaining share in its lead underwriting business CONFIDENTIAL 18

 Significant Progress at Cowen and Company Since Merger with Ramius 2010 Sales and Trading Initiatives: Address the ongoing revenues pressures facing the industry as cash equities volumes decline globally by building out additional non-correlated businesses to broaden the revenue base and leverage the fixed cost structure of the existing sales and trading platform Aggregate NYSE and NASDAQ trading volumes declined by 9% on a year over year basis Added capabilities in Fixed Income and Convertibles 2011 Sales and Trading Progress: Established Quantitative Trading Solutions (QTS) group Group consists of Cowen’s institutional client-facing electronic platform including ETFs, Program trading and Direct Market Access/Algorithmic Trading product Recently hired as co-head, an individual who had built one of the formidable program trading businesses on the Street at another institution Hired an Electronic Products Group team which is already working to complete development of systems Recently completed the hiring of an Equities Electronic Market Making team and expect client flow to begin later in year CONFIDENTIAL 19

 Significant Progress at Cowen and Company Since Merger with Ramius 2010 Equity Research Initiatives: Created the Cowen Emerging Company Research product to cover underserved companies with a market cap <$250 million with a focus on the Health Care sector Supports internal policy to provide research coverage to all companies for which Cowen raises capital Remain very focused on recruiting China-based senior analysts covering the Technology and Industrials sectors 2011 Equity Research Progress: Recent hires in Health Care research focusing on emerging Health Care companies Two experienced new hires will cover approximately 40 micro cap/small cap Health Care companies One new analyst to cover Health Care information technology (HCIT), one of the fastest growing sectors in the Health Care platform New China-based Health Care analyst As new analysts pick up coverage, we expect positive impact on revenue growth in Investment Banking, Capital Markets and Sales & Trading CONFIDENTIAL 20

 CONFIDENTIAL Alternative Investment Management Overview Ramius has approximately $9.7 billion* of assets under management across a predominantly institutional client base Investment platform built across a strategic range of asset classes and investment strategies Extensive experience and track record in public and private market investing, and proven ability to identify talented investment professionals Fully integrated, institutional quality operational and technological infrastructure with over 100 dedicated staff Ability to attract talented asset managers based on quality and stability of infrastructure and distribution network Cowen Group invests much of its firm capital alongside Ramius clients Ramius’ suite of products is generating strong interest and it has a solid pipeline * As of April 1, 2011 A Unique Alternative Investment Management Business Meeting the Diverse Needs of Sophisticated Investors 21

 CONFIDENTIAL Successfully Adapted To Market Changes And Investor Needs 2010 Ramius Initiatives: Reorganized platform Re-focused the product and service offerings to meet client demand Launched Ramius Trading Strategies - managed account fund of funds platform focusing on managed futures/global macro Healthcare Royalty Partners launched its second fund Launched Ramius Dynamic Replication Fund, Cowen’s first mutual fund product, focusing on hedge fund replication 2011 Ramius Progress: Ramius Alternative Solutions winning significant mandates to provide comprehensive portfolio solutions to sophisticated institutions on a global basis Recently spun off US small cap deep value strategy fund to be managed by Starboard Value LP; Cowen maintained significant minority interest and proprietary investment in the strategy US small cap deep value fund recently selected to be part of the Morgan Stanley Smith Barney alternative investments platform Actions taken to align with client needs has resulted in increased net cash inflows AUM increased from $7.8 billion at 1/1/10 to $9.7 billion at 4/1/11 Ramius is well-positioned to add to AUM as the investment community shifts asset allocations out of cash and into alternative assets 22

LaBranche & Co. Inc.
COWEN GROUP

Alternative Investment Management Overview

RAMIUS LLC

$9.7 Billion in Assets Under Management[1,2]

ALTERNATIVE INVESTMENTS $1.4 Billion
- Global Long/Short Credit
- US Small Cap Value Creation: middle market activist equity strategy[3]

ALTERNATIVE SOLUTIONS $3.2 Billion
- Custom Investment Solutions
- Custom Hedging Solutions
- Hedged Fund Replication
- RTS (Managed Account, Managed Futures/global Macro FOF Platform)
- Custom and Commingled Fund of Funds

REAL ESTATE $1.6 Billion
- Real Estate Debt Funds
- Real Estate Equity Funds

HEALTHCARE ROYALTY PARTNERS[4] $1.0 Billion
- Healthcare Royalty Partners: purchase of royalties, structured debt and equity investments of healthcare companies

CASH & SHORT-TERM FIXED INCOME MANAGEMENT $2.5 Billion

Invested Firm Capital (~$380 Million)
- Utilizes a broad range of strategies on a global basis
- Co-investment along side Ramius Funds

1. All assets under management as of April 1, 2011 including Ramius and related entities. Note that the strategies listed in each box above are not a comprehensive list of all strategies.
2. All data is presented net of any cross-investment.
3. The US Small Cap Value Creation strategy has been spun off for strategic purposes as of April 1, 2011 to Starboard Value LP, however, Cowen continues to own a significant minority interest.
4. Healthcare Royalty Partners is affiliated with Cowen and Company LLC.

CONFIDENTIAL
23

 Investment Portfolio has Over $380 Million in Equity CONFIDENTIAL At March 31, 2011, Cowen’s balance sheet included ~$460 million in equity Since the firm began investing its own capital in 1999, Ramius has generated a gross compounded annualized return on its proprietary equity capital (ROE) of 17.3%** versus the S&P 500 return of 2.4%** over the same period Significant portion of equity is invested by the firm’s professionals across diverse array of liquid and private investment strategies - much of that alongside alternative investment management business clients Investment strategies include various trading strategies (e.g., macro trading, credit trading, event driven, convertible arbitrage) (55%*); merchant banking strategies (e.g., PIPEs, private investments, healthcare royalties) (35%*) and real estate strategies (10%*) LaBranche’s excess capital base will be deployed by Cowen to generate attractive risk-adjusted returns, to seed new business strategies, and to opportunistically invest in additional professionals across the organization * Percentage allocations of equity as of 3/31/11. Allocations are subject to change. ** Return results as of 3/31/11. Past performance is not necessarily indicative of future results. The 17.3% return represents a gross calculation on a CAGR method. In the Company's proxy statement filed on May 5, 2011, reference was made to Cowen's 12.8% historical average annual return on proprietary capital since 1999. This return was calculated on a net basis assuming that the capital had been invested in a 2/20 hedge fund with applicable expenses with respect to invested assets. 24

 Historical Returns on Invested Proprietary Capital vs. S&P 500 Beginning in 1999, Ramius has generated a gross compounded annualized return on its proprietary equity capital (ROE) of 17.3%* versus the S&P 500 return of 2.4%**. CONFIDENTIAL * The 17.3% return represents a gross calculation on a CAGR method. In the Company's proxy statement filed on May 5, 2011, reference was made to Cowen's 12.8% historical average annual return on proprietary capital since 1999. This return was calculated on a net basis assuming that the capital had been invested in a 2/20 hedge fund with applicable expenses with respect to invested assets. * * Return results as of 3/31/11. Past performance is not necessarily indicative of future results. 25

LaBranche & Co Inc.

COWEN GROUP

Cowen Group, Inc. Financial Highlights
1Q 2011 vs 1Q 2010: Economic Income(1)

- In 1Q11, Cowen Group, Inc. achieved its second consecutive profitable quarter

	Three Months Ended March 31, 2011	Three Months Ended March 31, 2010	% Inc/Dec
Revenues			
Investment banking	$ 14,682	$ 6,005	144%
Brokerage	27,591	29,575	(7)
Management fees	14,047	12,615	11
Incentive income	5,163	1,982	160
Investment income	17,209	11,421	51
Other revenue	1,054	73	NM
Total revenues	**79,746**	**61,671**	29%
Expenses			
Employee compensation and benefits	42,737	41,279	4%
Interest and dividends	217	116	87
Fixed non-compensation expenses	21,587	24,465	(12)
Variable non-compensation expenses	8,948	8,786	2
Reimbursement from affiliates	(1,169)	(1,887)	(38)
Total expenses	**72,320**	**72,759**	(1)
Net Economic Income (Loss) before non-controlling Interests	**7,426**	**(11,088)**	NA
Non-controlling interests	(475)	(41)	NA
Economic Income (Loss)	**$ 6,951**	**$(11,129)**	NA
Economic Income (Loss) Excluding Certain Non-cash Items			
Economic Income (Loss)	$ 6,951	$(11,129)	NA
Exclusion of depreciation and amortization expense	2,058	2,494	(17%)
Exclusion of share-based and other non-cash deferred compensation expense	4,070	2,049	99
Exclusion of real estate related incentive fee (gain) loss	(782)	111	NA
Economic Income (Loss) Excluding Certain Non-cash Items	**$12,297**	**$ (6,475)**	NA

(1) Economic Income/(Loss) and Economic Income/(Loss) excluding certain non-cash items are non-GAAP measures. The Company believes that these non-GAAP measures, viewed in addition to and not in lieu of the Company's reported GAAP results, provide useful information to investors regarding its performance and overall results of operations. These metrics are an integral part of the Company's internal reporting to measure the performance of its business and the overall effectiveness of senior management. Reconciliations to comparable GAAP measures are available in the Company's First Quarter Earnings Release which has been filed on Form 8-K with the Securities Exchange Commission on May 6, 2011. The non-GAAP measures presented herein may not be comparable to similarly titled measures presented by other companies, and are not identical to corresponding measures used in our various agreements or public filings.

CONFIDENTIAL

26

CONFIDENTIAL Conclusion 27

 We Believe the Cowen/LaBranche Combination Will Improve Shareholder Value for Combined Company Creates a larger, more robust sales & trading platform positioned for growth Increases capital base to generate attractive risk-adjusted returns Increases capital markets footprint in China Realizes certain cost synergies Results in greater float / more liquidity in shares of Cowen common stock Results in best value to all shareholders CONFIDENTIAL 28